UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

KINETIK HOLDINGS INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

02215L209

(CUSIP Number)

John G. Finley

Blackstone Inc.

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 22, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02215L209

1	NAMES OF REPORTING PERSON BCP Raptor Aggregator, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,210,573(1)
	8	SHARED VOTING POWER 1,555,721 (2)
	9	SOLE DISPOSITIVE POWER 28,210,573(1)
	10	SHARED DISPOSITIVE POWER 1,555,721 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,766,294(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.2% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

Consists of common units representing limited partner interests of Kinetik Holdings LP (f/k/a Altus Midstream LP, the “Partnership”, and such units, “Common Units”) and a corresponding number of shares of Class C Common Stock, par value $0.0001 per share, of Kinetik Holdings Inc. (f/k/a Altus Midstream Company, the “Issuer” and such stock, “Class C Common Stock”), which together may be redeemed for shares of Class A Common Stock, par value $0.0001 per share of the Issuer (“Class A Common Stock”) on a one-for-one basis pursuant to the Third Amended and Restated Agreement of Limited Partnership of the Partnership (“Third A&R LPA”)

(2)

Consists of the consideration allocation rights described in Item 6 herein (“Consideration Allocation Rights”), which may each be settled for shares of Class A Common Stock as described further in Item 6.

(3)	Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. See Item 5.

CUSIP No. 02215L209

1	NAMES OF REPORTING PERSON BX Permian Pipeline Aggregator LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,560,663 (1)
	8	SHARED VOTING POWER 251,401 (2)
	9	SOLE DISPOSITIVE POWER 4,560,663 (1)
	10	SHARED DISPOSITIVE POWER 251,401 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,812,064 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.5% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Consists of Common Units and a corresponding number of shares of Class C Common Stock, which together may be redeemed for shares of Class A Common Stock on a one-for-one basis pursuant to the Third A&R LPA.

(2)	Consists of the Consideration Allocation Rights which may each be settled for shares of Class A Common Stock as further described in Item 6.
(3)	Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. See Item 5.

CUSIP No. 02215L209

1	NAMES OF REPORTING PERSON BCP VII/BEP II Holdings Manager L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,771,236 (1)
	8	SHARED VOTING POWER 1,807,122 (2)
	9	SOLE DISPOSITIVE POWER 32,771,236 (1)
	10	SHARED DISPOSITIVE POWER 1,807,122 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,578,358 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.9% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Consists of Common Units and a corresponding number of shares of Class C Common Stock, which together may be redeemed for shares of Class A Common Stock on a one-for-one basis pursuant to the Third A&R LPA.

(2)	Consists of the Consideration Allocation Rights which may each be settled for shares of Class A Common Stock as further described in Item 6.
(3)	Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. See Item 5.

CUSIP No. 02215L209

1	NAMES OF REPORTING PERSON Blackstone Energy Management Associates II L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,578,358 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 34,578,358 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,578,358 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.9% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Consists of Common Units and a corresponding number of shares of Class C Common Stock, which together may be redeemed for shares of Class A Common Stock on a one-for-one basis pursuant to the Third A&R LPA.

(2)	Consists of the Consideration Allocation Rights which may each be settled for shares of Class A Common Stock as further described in Item 6.
(3)	Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. See Item 5.

CUSIP No. 02215L209

1	NAMES OF REPORTING PERSON Blackstone Management Associates VII L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,578,358 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 34,578,358 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,578,358 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.9% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Consists of Common Units and a corresponding number of shares of Class C Common Stock, which together may be redeemed for shares of Class A Common Stock on a one-for-one basis pursuant to the Third A&R LPA.

(2)	Consists of the Consideration Allocation Rights which may each be settled for shares of Class A Common Stock as further described in Item 6.
(3)	Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. See Item 5.

CUSIP No. 02215L209

1	NAMES OF REPORTING PERSON Blackstone EMA II L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,578,358 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 34,578,358 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,578,358 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.9% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Consists of Common Units and a corresponding number of shares of Class C Common Stock, which together may be redeemed for shares of Class A Common Stock on a one-for-one basis pursuant to the Third A&R LPA.

(2)	Consists of the Consideration Allocation Rights which may each be settled for shares of Class A Common Stock as further described in Item 6.
(3)	Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. See Item 5.

CUSIP No. 02215L209

1	NAMES OF REPORTING PERSON BMA VII L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,578,358 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 34,578,358 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,578,358 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.9% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Consists of Common Units and a corresponding number of shares of Class C Common Stock, which together may be redeemed for shares of Class A Common Stock on a one-for-one basis pursuant to the Third A&R LPA.

(2)	Consists of the Consideration Allocation Rights which may each be settled for shares of Class A Common Stock as further described in Item 6.
(3)	Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. See Item 5.

CUSIP No. 02215L209

1	NAMES OF REPORTING PERSON Blackstone Holdings III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,771,236 (1)
	8	SHARED VOTING POWER 1,807,122 (2)
	9	SOLE DISPOSITIVE POWER 32,771,236 (1)
	10	SHARED DISPOSITIVE POWER 1,807,122 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,578,358 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.9% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

Consists of Common Units and a corresponding number of shares of Class C Common Stock, which together may be redeemed for shares of Class A Common Stock on a one-for-one basis pursuant to the Third A&R LPA.

(2)	Consists of the Consideration Allocation Rights which may each be settled for shares of Class A Common Stock as further described in Item 6.

(3)	Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. See Item 5.

CUSIP No. 02215L209

1	NAMES OF REPORTING PERSON Blackstone Holdings III GP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,771,236 (1)
	8	SHARED VOTING POWER 1,807,122 (2)
	9	SOLE DISPOSITIVE POWER 32,771,236 (1)
	10	SHARED DISPOSITIVE POWER 1,807,122 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,578,358 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.9% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

Consists of Common Units and a corresponding number of shares of Class C Common Stock, which together may be redeemed for shares of Class A Common Stock on a one-for-one basis pursuant to the Third A&R LPA.

(2)	Consists of the Consideration Allocation Rights which may each be settled for shares of Class A Common Stock as further described in Item 6.
(3)	Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. See Item 5.

CUSIP No. 02215L209

1	NAMES OF REPORTING PERSON Blackstone Holdings III GP Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,771,236 (1)
	8	SHARED VOTING POWER 1,807,122 (2)
	9	SOLE DISPOSITIVE POWER 32,771,236 (1)
	10	SHARED DISPOSITIVE POWER 1,807,122 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,578,358 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.9% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Consists of Common Units and a corresponding number of shares of Class C Common Stock, which together may be redeemed for shares of Class A Common Stock on a one-for-one basis pursuant to the Third A&R LPA.

(2)	Consists of the Consideration Allocation Rights which may each be settled for shares of Class A Common Stock as further described in Item 6.
(3)	Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. See Item 5.

CUSIP No. 02215L209

1	NAMES OF REPORTING PERSON Blackstone Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,773,623 (1)(3)
	8	SHARED VOTING POWER 1,807,122 (2)
	9	SOLE DISPOSITIVE POWER 32,773,623 (1)(3)
	10	SHARED DISPOSITIVE POWER 1,807,122 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,580,745 (1)(2)(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.9% (4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Consists of Common Units and a corresponding number of shares of Class C Common Stock, which together may be redeemed for shares of Class A Common Stock on a one-for-one basis pursuant to the Third A&R LPA.

(2)	Consists of the Consideration Allocation Rights which may each be settled for shares of Class A Common Stock as further described in Item 6.
(3)

Additionally, as of the date hereof, Harvest Fund Advisors LLC, an indirect subsidiary of Blackstone Inc. (“HFA”), is the beneficial owner of 2,387 shares of Class A Common Stock, which Class A Common Stock is held by funds and accounts managed by HFA in the ordinary course of its business.

(4)	Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. See Item 5.

CUSIP No. 02215L209

1	NAMES OF REPORTING PERSON Blackstone Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,773,623 (1)(3)
	8	SHARED VOTING POWER 1,807,122 (2)
	9	SOLE DISPOSITIVE POWER 32,773,623 (1)(3)
	10	SHARED DISPOSITIVE POWER 1,807,122 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,580,745 (1)(2)(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.9% (4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Consists of Common Units and a corresponding number of shares of Class C Common Stock, which together may be redeemed for shares of Class A Common Stock on a one-for-one basis pursuant to the Third A&R LPA.

(2)	Consists of the Consideration Allocation Rights which may each be settled for shares of Class A Common Stock as further described in Item 6.
(3)

Additionally, as of the date hereof, HFA is the beneficial owner of 2,387 shares of Class A Common Stock, which Class A Common Stock is held by funds and accounts managed by HFA in the ordinary course of its business.

(4)	Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. See Item 5.

CUSIP No. 02215L209

1	NAMES OF REPORTING PERSON Stephen A. Schwarzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,773,623 (1)(3)
	8	SHARED VOTING POWER 1,807,122 (2)
	9	SOLE DISPOSITIVE POWER 32,773,623 (1)(3)
	10	SHARED DISPOSITIVE POWER 1,807,122 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,580,745 (1)(2)(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.9% (4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Consists of Common Units and a corresponding number of shares of Class C Common Stock, which together may be redeemed for shares of Class A Common Stock on a one-for-one basis pursuant to the Third A&R LPA.

(2)	Consists of the Consideration Allocation Rights which may each be settled for shares of Class A Common Stock as further described in Item 6.
(3)

Additionally, as of the date hereof, HFA is the beneficial owner of 2,387 shares of Class A Common Stock, which Class A Common Stock is held by funds and accounts managed by HFA in the ordinary course of its business.

(4)	Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. See Item 5.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Kinetik Holdings Inc., a Delaware corporation (f/k/a Altus Midstream Company, the “Issuer”). The principal executive offices of the Issuer are located at 2700 Post Oak Boulevard, Suite 300, Houston, Texas 77056.

Item 2.	Identity and Background

(a)-(b) Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. This statement is filed on behalf of:

•

(i) BCP Raptor Aggregator, LP, a Delaware limited partnership (“BCP Aggregator”), (ii) BX Permian Pipeline Aggregator LP, a Delaware limited partnership (“BX Permian”), (iii) BCP VII/BEP II Holdings Manager L.L.C., a Delaware limited liability company (“Holdings Manager”), (iv) Blackstone Energy Management Associates II L.L.C., a Delaware limited liability company, (v) Blackstone Management Associates VII L.L.C., a Delaware limited liability company, (vi) Blackstone EMA II L.L.C., a Delaware limited liability company, (vii) BMA VII L.L.C., a Delaware limited liability company, (viii) Blackstone Holdings III L.P., a Québec société en commandite, (ix) Blackstone Holdings III GP L.P., a Delaware limited partnership, (x) Blackstone Holdings III GP Management L.L.C., a Delaware limited liability company, (xi) Blackstone Inc., a Delaware corporation (“Blackstone”) and (xii) Blackstone Group Management L.L.C., a Delaware limited liability company (collectively, the “Blackstone Entities”); and

•	Stephen A. Schwarzman, a United States citizen.

The address of the principal business office of each of the Reporting Persons is c/o Blackstone Inc., 345 Park Avenue, New York, NY 10154.

Information regarding each director and executive officer of Blackstone is set forth on Schedule I attached hereto.

(c) The primary business purpose of each of BCP Aggregator and BX Permian is investing in securities of the Issuer.

The primary business purpose of Holdings Manager is performing the functions of, and serving as, the general partner of each of BCP Aggregator and BX Permian and of other affiliated Blackstone entities.

The principal business of Blackstone Energy Management Associates II L.L.C. is performing the functions of, and serving as, a managing member (or similar position) of Holdings Manager and of other affiliated Blackstone entities. The principal business of Blackstone EMA II L.L.C. is performing the functions of, and serving as, sole member (or similar position) of Blackstone Energy Management Associates II L.L.C. and of other affiliated Blackstone entities.

The principal business of Blackstone Management Associates VII L.L.C. is performing the functions of, and serving as, a managing member (or similar position) of Holdings Manager and of other affiliated Blackstone entities. The principal business of BMA VII L.L.C. is performing the functions of, and serving as, sole member (or similar position) of Blackstone Management Associates VII L.L.C. and of other affiliated Blackstone entities.

The principal business of Blackstone Holdings III L.P. is performing the functions of, and serving as, managing member (or similar position) of Blackstone EMA II L.L.C., BMA VII L.L.C. and of other affiliated Blackstone entities. The principal business of Blackstone Holdings III GP L.P. is performing the functions of, and serving as, the general partner of Blackstone Holdings III L.P. and of other affiliated Blackstone entities. The principal business of Blackstone Holdings III GP Management L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Holdings III GP L.P. and of other affiliated Blackstone entities.

The principal business of Blackstone is performing the functions of, and serving as, the sole member of Blackstone Holdings III GP Management L.L.C., and in a similar capacity for other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the sole holder of the Series II preferred stock of Blackstone.

The principal occupation of Mr. Schwarzman is serving as an executive of Blackstone and Blackstone Group Management L.L.C.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(b) above for citizenship or place of organization, as applicable, of each of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the securities reported herein for investment purposes, subject to the following:

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the board of directors of the Issuer (the “Board”), members of management or other security-holders of the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities, or any action similar to those enumerated above.

Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, the Reporting Persons or their affiliates may seek to acquire securities of the Issuer, including Class A Common Stock and/or other equity, debt, notes or other financial instruments related to the Issuer or the Class A Common Stock (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that any of the Reporting Persons or their affiliates may pursue, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, the Reporting Persons’ or such affiliates’ trading and investment strategies, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons and their affiliates, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons and such affiliates.

Each of David I. Foley, John-Paul Munfa and Elizabeth Cordia is an employee of Blackstone or its affiliates. Each was designated by BCP Aggregator, an affiliate of Blackstone, to serve as a member of the Board and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer

(a) and (b) Calculations of the percentage of the shares of Class A Common Stock beneficially owned assumes that there were 18,896,460 shares of Class A Common Stock outstanding after giving effect to the Transactions (as defined and further described in Item 6) and takes into account any shares of Class A Common Stock which would be received upon exchange of shares of Class C Common Stock, par value $0.0001 per share, of the Issuer (“Class C Common Stock”) along with an equivalent number of common units representing limited partner interests (“Common Units”) in Kinetik Holdings LP, a Delaware limited partnership and subsidiary of the Issuer (f/k/a Altus Midstream LP, the “Partnership”) for a corresponding number of newly-issued shares of Class A Common Stock on a one-for-one basis pursuant to the Third A&R LPA (as defined in Item 6), in each case, that may be deemed to be beneficially owned by the Reporting Persons, as applicable (and no other shares of Class C Common Stock or Common Units).

The aggregate number and percentage of shares of Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, following the Transactions, (i) BCP Aggregator holds 28,210,572 Common Units and a corresponding number of shares of Class C Common Stock and 1,585,884 Consideration Allocation Rights and (ii) BX Permian holds 4,560,663 Common Units and a corresponding number of shares of Class C Common Stock and 256,124 Consideration Allocation Rights. The Common Units are generally redeemable in exchange for shares of Class A Common Stock on a one-for-one basis or, at the Partnership’s option, an equivalent amount of cash; provided that the Issuer may, at its option, effect a direct exchange of cash or Class A Common Stock for such Common Units in lieu of such a redemption by the Partnership. Upon any redemption or exchange of Common Units, a corresponding number of shares of Class C Common Stock will be cancelled. Harvest Fund Advisors LLC, an indirect subsidiary of Blackstone (“HFA”), is the beneficial owner of 2,387 shares of Class A Common Stock, which shares are held by funds and accounts managed by HFA in the ordinary course of its business.

Holdings Manager is the general partner of each of BCP Aggregator and BX Permian.

Blackstone Energy Management Associates II L.L.C. and Blackstone Management Associates VII L.L.C. are the managing members of Holdings Manager. Blackstone EMA II L.L.C. is the sole member of Blackstone Energy Management Associates II L.L.C. BMA VII L.L.C. is the sole member of Blackstone Management Associates VII L.L.C.

Blackstone Holdings III L.P. is the managing member of each of BMA VII L.L.C. and Blackstone EMA II L.L.C. Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III L.P. Blackstone Holdings III GP Management L.L.C. is the general partner of Blackstone Holdings III GP L.P.

Blackstone is the sole member of Blackstone Holdings III GP Management L.L.C. and indirectly controls HFA, an indirect subsidiary of Blackstone, through one or more subsidiaries. The sole holder of the Series II preferred stock of Blackstone is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than to the extent they directly hold the securities reported on this Schedule 13D) is the beneficial owner of the Class A Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims beneficial ownership of such Class A Common Stock and any assertion or presumption that it or he and the other persons on whose behalf this Schedule 13D is filed constitute a “group.”

In discussing certain agreements and arrangements in Item 6 of this Schedule 13D, the Reporting Persons (including through certain of their affiliates) describe arrangements involving I Squared Capital and Apache (as defined below) and certain of their respective affiliates. However, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are members of a “group” for purposes of Section 13(d) of the Exchange Act with such other persons. Each Reporting Person disclaims being a member of a “group” with ISQ, Apache and/or their respective affiliates and further disclaims beneficial ownership of the shares of Class A Common Stock that may be deemed to be beneficially owned by such persons.

Any beneficial ownership of Class A Common Stock by any of the persons listed on Schedule I is set forth on Schedule I attached hereto.

(c) Except as set forth in Item 6 of this Schedule 13D, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule I, has effected any transaction in Class A Common Stock in the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

Contribution Agreement and Closing Transactions

On February 22, 2022, the Issuer completed the transactions contemplated by that certain Contribution Agreement, dated October 21, 2021, (the “Contribution Agreement” and the completion of such transactions, the “Closing”) by and among the Issuer, the Partnership, New BCP Raptor Holdco, LLC, a Delaware limited liability company (“New Raptor”), and, solely for the purposes set forth therein, BCP Raptor Holdco, LP, a Delaware limited partnership (“Raptor”). Pursuant to the Contribution Agreement, New Raptor contributed all of the equity interests of Raptor and BCP Raptor Holdco GP, LLC, a Delaware limited liability company, to the Partnership in exchange for 50,000,000 Common Units and 50,000,000 shares of Class C Common Stock.

In connection with the receipt of such Common Units and shares of Class C Common Stock, 2,650,000 Common Units were redeemed on a one-for-one basis for shares of Class A Common Stock (the “Conversion”), with 2,599,801 of those shares being subject to forfeiture back to the Company in certain circumstances (the “Restricted Shares”), and a corresponding number of shares of Class C Common Stock were cancelled. Following the Conversion, New Raptor distributed the Equity Consideration (as defined below) on a pro rata basis, subject to certain transfer restrictions and, in the case of the Restricted Shares, forfeiture provisions set forth on the legends thereto (the “Distribution”). The transactions contemplated by the Contribution Agreement, the Conversion and the Distribution are collectively referred to herein as the “Transactions.”

In connection with Distribution, the Issuer entered into that certain Consideration Allocation Rights Agreement, dated as of February 22, 2022, with BCP Aggregator, BX Permian, Buzzard Midstream LLC, a Delaware limited liability company and controlled affiliate of ISQ Global Infrastructure Fund II L.P. (“Buzzard”), and certain other parties listed on the signature pages thereto (the “Consideration Allocation Agreement”), pursuant to which the Issuer agreed that it would re-issue, on a one-for-one basis, shares of Class A Common Stock to the extent Restricted Shares are forfeited by the original holders thereof on February 25, 2025 and February 26, 2026, or an earlier settlement date as described in the certain restricted stock agreements (such rights to receive re-issued shares, “Consideration Allocation Rights”, and together with Common Units and Class C Common Stock received at Closing, the “Equity Consideration”). Shares of Class A Common Stock will be issued pursuant to Consideration Allocation Rights solely to the extent a corresponding forfeiture of Restricted Shares has occurred.

The descriptions of the Contribution Agreement and Consideration Allocation Rights contained in this Item 6 do not purport to be complete and are subject to, and are qualified in their entirety by, the full text of the Contribution Agreement, the Consideration Allocation Agreement and the form of restricted stock agreement, which are filed as Exhibits B, C and D, respectively, and are also incorporated herein by reference.

A&R Stockholders Agreement and Voting Agreement

On October 21, 2021, the Issuer entered into an amended and restated stockholders agreement (“A&R SHA”) with APA Corporation, a Delaware corporation (“Apache”), Apache Midstream LLC, a Delaware limited liability company (“Apache Midstream”), New Raptor, BCP Aggregator, BX Permian, Buzzard, and the other parties thereto (“Subject Shareholders”) and, solely for purposes of Sections 2(a)(iv) and 2(a)(v), Raptor.

Pursuant to the A&R SHA, the parties agreed to negotiate and enter into a dividend reinvestment plan to be implemented shortly following Closing, which would be open to all holders of Common Stock, and require the Subject Shareholders and Apache Midstream to reinvest in such plan through 2023 at least 20% and up to 100% (as determined by the audit committee of the Board) of their respective quarterly dividends from Common Units and shares of Class A Common Stock held by such persons immediately following the Closing.

Pursuant to the A&R SHA, the Subject Shareholders and Apache Midstream each agreed with the Issuer, subject to certain limitations and exceptions, not to Transfer (as defined in the A&R SHA) Subject Securities (as defined in the A&R SHA) for 12 months following the Closing. The A&R SHA also provides that, subject to applicable law and other limitations, following Closing the Issuer shall not reduce its dividends on shares of Class A Common Stock below $1.50 a quarter through December 31, 2023 without the prior written consent of Apache Midstream and certain affiliates of Blackstone and Buzzard for so long as such persons are entitled to nominate a director pursuant to the A&R SHA. Pursuant to the A&R SHA, any Covered Related Party Transaction (as defined in the A&R SHA) following Closing requires the prior approval of 66% or more of the disinterested directors on the Board, as determined by the Board.

The A&R SHA provides for continuing director nomination rights for each of Apache, Blackstone and Buzzard. BCP Aggregator and BX Permian will collectively have the right to designate three directors for so long as BCP Aggregator, BX Permian and their affiliates beneficially own 30% or more of the outstanding Common Stock, two directors for so long as BCP Aggregator, BX Permian and their affiliates beneficially own 20% or more but less than 30% of the outstanding Common Stock and one director for so long as BCP Aggregator, BX Permian and their affiliates beneficially own 10% or more but less than 20% of the outstanding Common Stock. BCP Aggregator and BX Permian also have the right for a director they nominate to serve as the chairperson of the Board until December 31, 2024.

The Issuer also entered into a voting agreement with certain affiliates of Blackstone (the “Voting Agreement”) pursuant to which such Blackstone affiliates agreed to vote all shares of Common Stock they beneficially own in favor of individuals designated to the Board pursuant to the A&R SHA.

The foregoing descriptions of the A&R SHA and the Voting Agreement do not purport to be complete and are subject to, and are qualified in their entirety by, the full text of the A&R SHA and the Voting Agreement, which are filed as Exhibits E and F, respectively, and are each also incorporated herein by reference.

Registration Rights Agreement

At the Closing, the Issuer entered into a Second Amended and Restated Registration Rights Agreement (as amended and restated, the “Registration Rights Agreement”) with Apache Midstream, BCP Aggregator, BX Permian, Buzzard, and the other parties listed on the signature pages thereto (collectively, with their respective permitted transferees, the “Principal Holders”) and certain individual holders party thereto (the “Existing Holders” and, together with the Principal Holders, the “Holders”), which amended and restated the existing Amended and Restated Registration Rights Agreement, dated as of November 9, 2018, among the Issuer, Kayne Anderson Sponsor, LLC, and Apache Midstream.

The Registration Rights Agreement provides the Holders with certain registration rights with respect to (i) the private placement warrants (including any shares of Class A Common Stock issued or issuable upon the exercise of such private placement warrants) held by any Existing Holders, (ii) any outstanding shares of Class A Common Stock or any other equity security (including the shares of Class A Common Stock issued or issuable upon the exercise of any other equity security) of the Issuer owned by any holder as of the date of the Registration Rights Agreement, (iii) the shares of Class A Common Stock issued or issuable upon the redemption or exchange of any Common Units and Class C Common Stock owned by any holder, in each case in accordance with the terms of the Partnership’s partnership agreement, (iv) any shares of Class A Common Stock issued or issuable upon the exercise of any warrants held by Apache Midstream, (v) any other equity security of the Issuer issued or issuable with respect to any registrable security by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation, or reorganization, (vi) the shares of Common Stock, if any, issued to Apache Midstream in connection with the earn-out consideration pursuant to the contribution agreement dated August 8, 2018 among the Issuer, the Partnership, Apache Midstream, and the other parties thereto, and (vii) any shares of Class A Common Stock issued to any holder in connection with the dividend reinvestment plan (collectively, “Registrable Securities”).

The Registration Rights Agreement will require the Issuer to file, within 90 days of the Closing Date, a registration statement on Form S-3 (or, if Form S-3 is not then available, on Form S-1) to permit the public resale of all Registrable Securities held by the Principal Holders, other than any Registrable Securities that are registered for sale on a registration statement filed prior to the execution of the Registration Rights Agreement and effective as of the Closing Date. Holders will also be entitled to certain demand rights, pursuant to which Holders will also be entitled to require the Issuer to effectuate a distribution of any or all of its Registrable Securities by means of an underwritten offering, provided that the Issuer will not be obligated to effect an underwritten offering unless the dollar amount of the Registrable Securities of the demanding Holders and their respective affiliates to be included therein is reasonably likely to result in gross sale proceeds that exceed the minimum amount.

Except for a Permitted Apache Offering (as defined in the Registration Rights Agreement) or as required in connection with the initial registration of Registrable Securities on Form S-3 (or Form S-1 if Form S-3 is not then available) pursuant to the Registration Rights Agreement, no registration shall be effected or permitted with respect to any Registrable Securities held by any holder until after the expiration of the lock-up period, which occurs, with respect to the Principal Holders, 12 months after the Closing of the transaction.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Registration Rights Agreement, which is filed as Exhibit G and is also incorporated herein by reference.

DRIP Agreement

On February 22, 2022, in connection with Closing, Apache Midstream, Buzzard, BX Aggregator, BX Permian and certain other parties thereto entered into a Dividend and Distribution Reinvestment Agreement (the “DRIP Agreement”) pursuant to which such parties agreed that, with respect to Common Units and shares of Class A Common Stock held by such person immediately following the Transactions, at least 20% of all distributions or dividends received shall be reinvested in shares of Class A Common Stock (the “Mandatory DRIP”). This Mandatory DRIP shall apply (i) between Closing and the date dividends are declared for the quarter ending December 31, 2023 (the “End Date”) and (ii) shall also apply to any shares of Class A Common Stock issued pursuant to the redemption or exchange of such Common Units and then held by such person. The audit committee of the Board shall have the authority to increase the percentage of the mandatory dividend reinvestment to up to 100%. All shares of Class A Common Stock issued in connection with the Mandatory DRIP will be valued at a 3% discount to the volume weighted average price for the five trading days immediately preceding, but excluding, the applicable dividend or distribution date.

The foregoing description of the DRIP Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the DRIP Agreement, which is filed as Exhibit H and is also incorporated herein by reference.

Partnership Agreement

Concurrently with the execution of the contribution agreement, on October 21, 2021, a Third Amended and Restated Agreement of Limited Partnership of the Partnership (the “Third A&R LPA”) was adopted by the general partner and limited partners holding more than 67% of the outstanding Series A Preferred Units and 100% of the outstanding Common Units of the Partnership. The Third A&R LPA became effective concurrently with the effective time of the Transactions and provides for, among other things, admission of New Raptor, the BX Holders and Buzzard as limited partners thereunder, updates to certain tax-related provisions, and amendment of certain provisions relating to the Series A Preferred Units.

Pursuant to the Third A&R LPA, each holder of Common Units (other than the Issuer) generally has the right to cause the Partnership to redeem all or a portion of its Common Units in exchange for shares of Class A Common Stock or, at the Partnership’s option, an equivalent amount of cash; provided that the Issuer may, at its option, effect a direct exchange of cash or Class A Common Stock for such Common Units in lieu of such a redemption by the Partnership. Upon any redemption or exchange of Common Units, a corresponding number of shares of Class C Common Stock will be cancelled.

The foregoing description of the Third A&R LPA does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Third A&R LPA, which is filed as Exhibit I and is also incorporated herein by reference.

Letter Agreement

On February 25, 2022, BCP Aggregator, BX Permian and Buzzard entered into a letter agreement (the “Letter Agreement”) pursuant to which in the event of any direct or indirect sale by either BCP Aggregator and BX Permian or Buzzard of 10% or more of the outstanding Common Stock of the Issuer to a non-affiliate, the other party has certain tag along rights to participate in such sale.

The foregoing description of the Letter Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Letter Agreement, which is filed as Exhibit J and is also incorporated herein by reference.

Series A Preferred Units

On February 24, 2022, certain affiliates of the Reporting Persons acquired 79,800 Series A Preferred Units of the Partnership (“Series A Preferred Units”), a subsidiary of the Issuer, from a third-party holder.

The terms of the Series A Preferred Units will be governed by the terms of the Third A&R LPA, the full text of which is attached as Exhibit I and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, by and among the Reporting Persons (filed herewith).

Exhibit B	Contribution Agreement dated as of October 21, 2021, by and among Altus Midstream Company, a Delaware corporation, Altus Midstream LP, a Delaware limited partnership, New BCP Raptor Holdco, LLC, a Delaware limited liability company, and solely for purposes of Section 5.27 and Article III, BCP Raptor Holdco, LP, a Delaware limited partnership (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on October 21, 2021).

Exhibit C	Consideration Allocation Agreement, dated as of February 22, 2022, by and among Altus Midstream Company, BCP Raptor Aggregator, LP, a Delaware limited partnership, BX Permian Pipeline Aggregator LP, a Delaware limited partnership, Buzzard Midstream LLC, a Delaware limited liability company, and the other parties listed on the signature pages thereto (filed herewith).

Exhibit D	Form of Restricted Stock Agreement (filed herewith).

Exhibit E	Amended and Restated Stockholders Agreement, dated as of October 21, 2021 and effective as of Closing (other than as described herein), by and among Altus Midstream Company, a Delaware corporation, APA Corporation, a Delaware corporation, Buzzard Midstream LLC, a Delaware limited liability company, BCP Raptor Aggregator, LP, a Delaware limited partnership, BX Permian Pipeline Aggregator LP, a Delaware limited partnership, New BCP Raptor Holdco, LLC, a Delaware limited liability company, and, solely for purposes of Section 2(a)(iv) and Section 2(a)(v), BCP Raptor Holdco, LP, a Delaware limited partnership (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on February 28, 2022).

Exhibit F	Voting Agreement dated as of October 21, 2021 and effective as of Closing, by and among Altus Midstream Company, a Delaware corporation, BCP Raptor Aggregator, LP, a Delaware limited partnership, and BX Permian Pipeline Aggregator LP, a Delaware limited partnership (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, filed with the SEC on February 28, 2022).

Exhibit G	Registration Rights Agreement dated as of February 22, 2022, by and among Kinetik Holdings Inc., Apache Midstream LLC, Buzzard Midstream LLC, BCP Raptor Aggregator, LP, BX Permian Pipeline Aggregator LP, New BCP Raptor Holdco, LLC and the other signatories thereto (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on February 28, 2022).

Exhibit H	Dividend and Distribution Reinvestment Agreement, dated as of February 22, 2022, by and among Kinetik Holdings Inc., Kinetik Holdings LP, APA Corporation, Apache Midstream LLC, Buzzard Midstream LLC, BCP Raptor Aggregator, LP, BX Permian Pipeline Aggregator LP, New BCP Raptor Holdco, LLC and each other person who later becomes party in accordance with the terms thereof (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on February 28, 2022).

Exhibit I	Third Amended and Restated Agreement of Limited Partnership of Kinetik Holdings LP (f/k/a Altus Midstream LP), dated October 21, 2021 and effective as of Closing (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on February 28, 2022).

Exhibit J	Letter Agreement, dated February 25, 2022, by and among BCP Raptor Aggregator, LP, BX Permian Pipeline Aggregator LP and Buzzard Midstream LLC (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2022

BCP RAPTOR AGGREGATOR, LP

By: BCP VII/BEP II Holdings Manager L.L.C., its general partner

By:	/s/ David Foley
Name:	David Foley
Title:	Senior Managing Director

BX PERMIAN PIPELINE AGGREGATOR LP

By: BCP VII/BEP II Holdings Manager L.L.C., its general partner

By:	/s/ David Foley
Name:	David Foley
Title:	Senior Managing Director

BCP VII/BEP II HOLDINGS MANAGER L.L.C.

By:	/s/ David Foley
Name:	David Foley
Title:	Senior Managing Director

[Kinetik Holdings Inc. – Schedule 13D]

BLACKSTONE ENERGY MANAGEMENT ASSOCIATES II L.L.C.

By:	Blackstone EMA II L.L.C., its sole member

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

BLACKSTONE EMA II L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

BLACKSTONE MANAGEMENT ASSOCIATES VII L.L.C.

By:	BMA VII L.L.C., its sole member

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

BMA VII L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

BLACKSTONE HOLDINGS III L.P.

By:	Blackstone Holdings III GP L.P., its general partner

By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

[Kinetik Holdings Inc. – Schedule 13D]

BLACKSTONE HOLDINGS III GP L.P.

By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/S/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

BLACKSTONE INC.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

STEPHEN A. SCHWARZMAN

/s/ Stephen A. Schwarzman

[Kinetik Holdings Inc. – Schedule 13D]

SCHEDULE I

Executive Officers and Directors of Blackstone Inc.

The name and principal occupation of each director and executive officer of Blackstone Inc. are set forth below. The address for each person listed below is c/o Blackstone Inc., 345 Park Avenue, New York, New York 10154. All executive officers and directors listed are United States citizens other than The Honourable Brian Mulroney, who is a citizen of Canada, and Sir John Antony Hood, who is a citizen of New Zealand.

OFFICERS:

Name	Present Principal Occupation or Employment

Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of Blackstone Inc.

Jonathan D. Gray	President, Chief Operating Officer of Blackstone Inc.

Michael S. Chae	Chief Financial Officer of Blackstone Inc.

John G. Finley	Chief Legal Officer of Blackstone Inc.

DIRECTORS:

Name	Present Principal Occupation or Employment

Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of Blackstone Inc.

Jonathan D. Gray	President, Chief Operating Officer of Blackstone Inc.

Kelly A. Ayotte	Former United States Senator from New Hampshire

Joseph P. Baratta	Global Head of Private Equity at Blackstone Inc.

James W. Breyer	Founder and Chief Executive Officer of Breyer Capital

Reginald J. Brown	Partner for the law firm, Kirkland & Ellis

Sir John Antony Hood	Former President and Chief Executive Officer of the Robertson Foundation and Former Chair of the Rhodes Trust

Rochelle B. Lazarus	Chairman Emeritus & Former Chief Executive Officer, Ogilvy & Mather Worldwide

Jay O. Light	Dean Emeritus, Harvard Business School

The Right Honourable Brian Mulroney	Senior Partner for the Montreal law firm, Norton Rose Fulbright Canada LLP

William G. Parrett	Retired CEO of Deloitte Touche Tohmatsu and retired Senior Partner of Deloitte (USA)

Ruth Porat	Chief Financial Officer of Alphabet Inc. and Google Inc.

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any shares of Class A Common Stock.